FY2005 Consolidated Financial Results          [FASF LOGO]
                     (April 1, 2004 through March 31, 2005)
   (All financial information has been prepared in accordance with accounting principles generally accepted in the United States of America)
        English translation from the original Japanese-language document

                                                                    May 10, 2005

Company name                                   : Toyota Motor Corporation
Stock exchanges on which the shares are listed : Tokyo, Nagoya, Osaka, Fukuoka and Sapporo Stock Exchanges in
                                                 Japan
Code number                                    : 7203
Location of the head office                    : Aichi Prefecture
URL                                            : http://www.toyota.co.jp
Representative                                 : Fujio Cho, President
Contact person                                 : Masaki Nakatsugawa,
                                                 General Manager,
                                                 Accounting Division
                                                 Tel. (0565) 28-2121
Date of the meeting of the Board of Directors  : May 10, 2005 for FY2005 financial results
Whether or not to be prepared in accordance    : Yes
with accounting principles generally
accepted in the United States of America

Results of FY2005  (April 1, 2004 through March 31, 2005)

(1) Consolidated financial results                                          (Amounts are rounded to the nearest million yen)
----------------------------------------------------------------------------------------------------------------------------
                                                                                           Income before income taxes,
                                                                                         minority interest and equity in
                      Net revenues                      Operating income                 earnings of affiliated companies
----------------------------------------------------------------------------------------------------------------------------
                      Million yen              %          Million yen              %         Million yen                 %
FY2005                 18,551,526     (7.3)                 1,672,187     (0.3)                 1,754,637      (-0.6)
FY2004                 17,294,760    (11.6)                 1,666,890    (31.1)                 1,765,793      (44.0)
----------------------------------------------------------------------------------------------------------------------------

----------------------------------------------------------------------------------------------------------------------------
                                                                                                                   Ratio of
                                                                                                    Ratio of        income
                                                   Net income     Net income                     income before   before taxes
                                                    per share      per share        Return on       taxes to        to net
                      Net income                     - basic       - diluted          equity      total assets     revenues
--------------------------------------------------------------------------------------------------------------------------------
                     Million yen              %            Yen            Yen                %               %              %
FY2005                 1,171,260    (0.8)               355.35         355.28             13.6             7.6            9.5
FY2004                 1,162,098   (54.8)               342.90         342.86             15.2             8.4           10.2
--------------------------------------------------------------------------------------------------------------------------------

Note 1: Equity in earnings of affiliated companies: FY2005 139,471 million yen, FY2004 120,295 million yen.

Note 2: Average number of shares issued and outstanding in each fiscal year (consolidated): FY2005 3,296,092,000 shares, FY2004 3,389,074,481 shares.

Note 3: Regarding net revenues, operating income, income before income taxes, minority interest and equity in earnings of affiliated companies and net income, the figures in parentheses show percentage of changes from the previous fiscal year.

(2) Consolidated financial position

------------------------------------------------------------------------------------------------------------------------------
                     Total assets             Shareholders' equity              Ratio of           Shareholders' equity per
                                                                          shareholders' equity               share
------------------------------------------------------------------------------------------------------------------------------
                     Million yen                 Million yen                           %                        Yen
FY2005                24,335,011                   9,044,950                        37.2                   2,767.67
FY2004                22,040,228                   8,178,567                        37.1                   2,456.08
------------------------------------------------------------------------------------------------------------------------------

Note: Number of shares issued and outstanding at the end of each fiscal year
     (consolidated): FY2005 3,268,078,939 shares, FY2004 3,329,921,097 shares.

(3) Consolidated cash flows

------------------------------------------------------------------------------------------------------------------------------
               From operating activities   From investing activities   From financing activities         Cash and cash
                                                                                                    equivalents at the end
                                                                                                          of the year
------------------------------------------------------------------------------------------------------------------------------
                             Million yen                 Million yen                 Million yen                Million yen
FY2005                         2,370,940                 (3,061,196)                     419,384                  1,483,753
FY2004                         2,186,734                 (2,216,495)                     242,223                  1,729,776
------------------------------------------------------------------------------------------------------------------------------

                      FY2005 Consolidated Financial Results
                     (April 1, 2004 through March 31, 2005)
   (All financial information has been prepared in accordance with accounting principles generally accepted in the United States of America) English translation from the original Japanese-language document

(4) Scope of consolidation and equity method

    Number of consolidated subsidiaries                    524 Companies
    Number of affiliated companies                         222 Companies
    Number of affiliated companies accounted for            56 Companies
       under the equity method

(5) Changes in scope of consolidation and equity method

   Consolidated subsidiaries
            (increase)   23 companies   Guangqi Toyota Engine Co., Ltd., Toyota
                                        Norge AS, etc.
            (decrease)   53 companies   Araco Corp., Takanichi Co., Ltd.,
                                        Toyota Vista Tokyo Motor Sales
                                        Co., Ltd., etc.

   Affiliated companies accounted for under the equity method
            (increase)   3 companies   Toyota Boshoku Corporation, Toyota
                                       Peugeot Citroen Automobile Czech, s.r.o.,
                                       etc.
            (decrease)          None